Exhibit 12
Murphy USA Inc. and Consolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges (unaudited)
(Thousands of dollars)

	Three Months
	Ended	Years Ended December 31,
	March 31, 2017	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$(9,837)	$352,031	$218,289	$339,347	$254,194	$229,940
Distributions greater than equity in earnings of affiliates	—	—	—	—	—	—
Previously capitalized interest charged to earnings during the period	—	—	—	—	—	—
Interest and expense on indebtedness, excluding capitalized interest	10,087	40,041	33,531	36,646	14,608	505
Interest portion of rentals *	1,172	7,728	7,473	2,842	2,380	2,610
Earnings before provision for taxes and fixed charges	$1,422	$399,800	$259,293	$378,835	$271,182	$233,055
Interest and expense on indebtedness, excluding capitalized interest	10,087	40,041	33,531	36,646	14,608	505
Capitalized interest	(589)	(337)	—	—	—	—
Interest portion of rentals *	1,172	7,728	7,473	2,842	2,380	2,610
Total fixed charges	$10,670	$47,432	$41,004	$39,488	$16,988	$3,115
Ratio of earnings to fixed charges	0.1	8.4	6.3	9.6	16.0	74.8

*    Calculated as one-third of rentals.  Considered a reasonable approximation of interest factor.